Exhibit 99.1

Commtouch Reports Financial Results for the First Quarter of 2008

83% Growth in Non-GAAP Net Income and 41% Growth in Revenues
Year-Over-Year

Sunnyvale, Calif. - May 5, 2008 - Commtouch® (NASDAQ: CTCH), a leading email and web defense technology provider, today announced its first quarter results for the period ending March 31, 2008.

First Quarter 2008 Highlights:

•	Revenues for the first quarter of 2008 increased by 41% to $3,401 thousand compared to $2,405 thousand in the first quarter of 2007.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the first quarter of 2008 was $400 thousand compared to a net income  of $267 thousand in the first quarter of last year, representing an increase of 50%. GAAP net income for the first quarter of 2008 included $534 thousand of stock-based compensation expenses (FAS123R), compared to $243 thousand of these expenses in the first quarter of 2007. This amount includes an expense of $183 thousand, most of which pertains to the acceleration of options of three board members who completed their multi-year terms on March 31, 2008.

•	Non-GAAP net income for the first quarter of 2008 was $934 thousand compared to a net income of $510 thousand in the first quarter of 2007, representing an increase of 83%.

•	Deferred Revenues (long-term and short-term) as of March 31, 2008 amounted to $3,230 thousand, a decrease of 6% over deferred revenues as of December 31, 2007.

•	Operating cash flow in the first quarter of 2008 was $1,096 thousand, compared to $953 thousand in the first quarter of 2007.

•
Cash, short term cash deposits and short and long-term marketable securities as of March 31, 2008 amounted to $15,530 thousand, compared to $14,407 thousand as of December 31, 2007. The increase is due to the above-mentioned positive operating cash flow and the receipt of $223 thousand, representing proceeds from the exercise of warrants and options.

•
The Company re-valued its Auction Rate Securities (“ARS”) portfolio and recorded an unrealized loss of $87 thousand in other comprehensive income as a reduction of shareholders equity. As of March 31, 2008, the Company had $2 million invested in triple-A rated US municipal bonds, which are Auction Rate Securities (“ARS”). As a result of the deterioration in the US financial markets, these securities have recently suffered from multiple failed auctions. Following third party advice, and since the Company believes this impairment is temporary due to current market conditions, the Company recorded this unrealized loss and also reclassified its ARS investments as long-term investments on its balance sheet.

•	The Company signed five new OEM licensing agreements during the first quarter of 2008. The Company’s global OEM partner count was 93 as of March 31, 2008.

Gideon Mantel, chief executive officer and chairman of the board of Commtouch said:
“Our business remains strong and healthy. Our solution suite is a leader in combating the ever-growing spam problem. A number of the large accounts that we recently signed are now starting to generate business, and we have a healthy pipeline of potential new OEM license agreements. To top it off, we have been able to continue our strong growth, profitability and cash generation while investing in a new product line. We expect the new web security line to have a positive impact on our financials in 2009.”

Future Business Outlook

Based on current business activities and general economic conditions, Commtouch's management reiterates its full year 2008 guidance which it issued last quarter: 2008 revenues are expected to be in the range of $15 million to $16 million with annual non-GAAP earnings in the range of 16 to 19 cents per diluted share.

Based on the Company’s past experience, quarterly growth rates will likely fluctuate from quarter to quarter based on seasonality and specific customer launch dates. Traditionally, the second half of the year is seasonally stronger from a revenue standpoint than the first half.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2008 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, Monday, May 5, 2008 at 11 a.m. EST.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1-888-642-5032;
UK: 0-800-051-8913;
ISRAEL: 03-918-0687;
INTERNATIONAL: +972-3-918-0687

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (Nasdaq: CTCH) is the source of proven messaging and web security technology for scores of security companies and service providers, founded on a unique datacenter-based approach. Commtouch’s expertise in building efficient, massive-scale security services has resulted in its patented technology being used to mitigate Internet threats for thousands of organizations and hundreds of millions of users in over 100 countries. Commtouch’s Data Centers automatically analyze billions of transactions in real-time to identify new spam, malware and zombie outbreaks as they are initiated. Commtouch’s unmatched suite of security offerings - anti-spam, virus detection, reputation and zombie intelligence services - work together in a comprehensive feedback loop. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information and real-time statistics and trends, see: http://www.commtouch.com/ and the Commtouch Café blog at http://blog.commtouch.com/cafe.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 646-201-9246 (Israel) +972-3-607-4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	December 31
	2008	2007
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$13,317	$10,807
Short term cash deposit	300	$1,600
Marketable securities	-	2,000
Trade receivables	1,066	1,110
Prepaid expenses and other accounts receivable	268	303
Total current assets	14,951	15,820

Long-term Marketable securities	1,913	-
Long-term lease deposits	43	33
Severance pay fund	649	821
Property and equipment, net	804	786
Investment in affiliate	750	750
Total assets	19,110	18,210

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	333	335
Employees and payroll accruals	926	746
Accrued expenses and other liabilities	417	415
Short-term deferred revenue	2,411	2,534
Total current liabilities	4,087	4,030

Long-term deferred revenue	819	901
Accrued severance pay	771	931
Total liabilities	1,590	1,832

Shareholders’ equity	13,433	12,348
Total liabilities and shareholders’ equity	$19,110	$18,210

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ thousands, except per share amounts)

	Three months ended March 31
	2008	2007
	Unaudited	Unaudited

Revenues	$3,401	$2,405

Cost of revenues	449	286

Gross profit	2,952	2,119

Operating expenses:

Research and development	781	456

Sales and marketing	1,015	826

General and administrative	869	661

Total operating expenses	2,665	1,943

Operating profit	287	176

Interest and other expense, net	120	91

Income before taxes	407	267

Taxes on income	7	-

Net income attributable to ordinary and equivalently participating shareholders	400	$267

Earning per share- basic	$0.02	$0.01

Earning per share- diluted	$0.01	$0.01

Weighted average number of shares outstanding:
Basic	25,396	24,333

Diluted	27,131	26,831

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Three months ended
	March 31

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2008	Adjustments	2008	2007	Adjustments	2007
	Unaudited

Revenues	$3,401		$3,401	$2,405		$2,405

Cost of revenues	449	12	437	286	7	279

Gross profit	2,952	(12)	2,964	2,119	(7)	2,126

Operating expenses:

Research and development	781	115	666	456	59	397

Sales and marketing	1,015	81	934	826	46	780

General and administrative	869	326	543	661	131	530

Total operating expenses	2,665	522	2,143	1,943	236	1,707

Operating profit	287	534	821	176	243	419

Interest and other expense, net	120		120	91		91

Income before taxes	407		941	267		510

Taxes on income	7		7	-		-

Net income	$400		$934	$267		$510

Earning per share- basic	$0.02		$0.04	$0.01		$0.02

Earning per share- diluted	$0.01		$0.03	$0.01		$0.02

Weighted average number of shares outstanding:
Basic	25,396		25,396	24,333		24,333

Diluted	27,131		27,131	26,831		26,831

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(In US$ thousands)

	Three months ended
	March 31
	2008	2007
Cash flow from operating activities	Unaudited	Unaudited

Net income	$400	$267

Adjustments:
Depreciation	106	82
Compensations related to options issued to employees and consultants	549	255

Changes in assets and liabilities:
Decrease (increase) in trade receivables	44	(112)
Decrease (increase) in prepaid expenses and other receivables	35	(14)
(Decrease) increase in accounts payable	(27)	116
Increase in employees and payroll accruals, accrued expenses and other liabilities	182	85
(Decrease) increase in deferred revenues	(205)	265
Increase in accrued severance pay, net	12	11
Other	-	(2)
Net cash provided by operating activities	1,096	953

Cash from investing activities

Change in short term cash deposit	1,300	-
Purchase of marketable securities	-	(500)
(Increase) decrease in long - term lease deposits	(10)	4
Proceeds from sale of Fixed Assets	-	2
Purchase of property and equipment	(99)	(275)
Net cash provided by (used in) investing activities	1,191	(769)

Cash flows from financing activities

Proceeds from options and warrants exercises	223	830
Net cash provided by financing activities	223	830

Increase in cash and cash equivalents	2,510	1,014
Cash and cash equivalents at the beginning of the period	10,807	8,004
Cash and cash equivalents at the end of the period	$13,317	$9,018